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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005

SUN MEDIA CORPORATION
(Translation of registrant's name into English)

333 King Street East, Toronto, Ontario M5A 3X5 CANADA
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                        Form 40-F    ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                        No    ☒

Quarterly Report for the Period Ending
March 31, 2005 of
SUN MEDIA CORPORATION
Filed in this Form 6-K

Documents index

1.
Quarterly report for the period ending March 31, 2005 for Sun Media Corporation

SUN MEDIA CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2005

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the first quarter of 2005 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20-F) for the year ended December 31, 2004. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.

        Sun Media Corporation ("Sun Media" or "the Company"), a subsidiary of Quebecor Media Inc. ("Quebecor Media"), itself a subsidiary of Quebecor Inc., is the second largest newspaper publishing company in Canada, publishing 17 paid daily newspapers and 187 weekly newspapers and specialty publications across Canada. Sun Media operates its newspaper businesses in urban and community markets. The Urban Daily Group consists of eight paid daily newspapers, and four weekly publications as well as Sun Media's distribution businesses, Messageries Dynamiques and Dynamic Press Group. In addition, the Urban Daily Group operates three free daily commuter publications, 24 Hours in Toronto and Vancouver, and 24 Heures in Montreal. The Community Newspaper Group includes the majority of Sun Media's other publications, including nine paid daily community newspapers, 180 weekly newspapers, weekly shopping guides and agricultural and other specialty publications. The Community Newspaper Group has its own distribution sales operation, NetMedia. Sun Media also owns a 25% interest in Toronto 1, a general interest television station in Toronto, Ontario.

RECENT DEVELOPMENTS

Launch of 24 Hours in Vancouver, British Columbia

        On March 29, 2005, Sun Media, in partnership with Great Pacific Capital Partnership, a member of The Jim Pattison Group, launched a free daily commuter publication, 24 Hours, in Vancouver, British Columbia. 24 Hours is published Monday to Friday, circulates approximately 145,000 papers daily throughout the Greater Vancouver Area, and provides the Company access to advertising revenue in Canada's third largest urban market.

Acquisition of The Londoner

        Effective March 2, 2005, the Company acquired 100% of the outstanding shares of London Publishing Limited, which owns The Londoner, a free weekly publication located in London, Ontario. Total cash consideration for the purchase was $0.8 million, including acquisition costs.

OPERATING RESULTS AND ADJUSTED EBITDA

        The comments and analysis in this report are based on Sun Media's primary financial statements, which are prepared in accordance with Canadian GAAP (elements of the reconciliation to U.S. GAAP are presented in note 10 of the attached financial statements). In its analysis of operating results, Sun Media defines Adjusted EBITDA as net income before financial expenses, dividend income, interest on convertible obligations, depreciation and amortization, income taxes, equity losses and non-controlling interest.

        Adjusted EBITDA as defined above is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian or U.S. GAAP. Adjusted EBITDA is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Sun Media's definition of Adjusted EBITDA may not be identical to similarly titled measures reported by other companies.

        The following table provides the reconciliation of net income under Canadian and U.S. GAAP and the reconciliation of Adjusted EBITDA to cash provided by operating activities under Canadian and U.S. GAAP, for the three months ended March 31, 2004 and 2005.

	Three Months Ended March 31,
	Canadian GAAP		U.S. GAAP
	2004	2005	2004	2005
	(In thousands of Canadian dollars)
Net income	$27,895	$24,340	$23,725	$27,073
Financial expenses	10,973	14,446	15,050	11,627
Dividend income	(38,147)	(37,457)	(38,147)	(37,457)
Interest on convertible obligations	37,080	36,383	37,080	36,383
Depreciation and amortization	6,444	6,365	6,444	6,365
Income tax recovery	(4,757)	(3,162)	(4,802)	(3,205)
Equity loss on investment in Toronto 1	—	429	—	429
Non-controlling interest	257	326	257	326

Adjusted EBITDA as defined	39,745	41,670	39,607	41,541
Financial expenses	(10,973)	(14,446)	(15,050)	(11,627)
Dividend income	38,147	37,457	38,147	37,457
Interest on convertible obligations	(37,080)	(36,383)	(37,080)	(36,383)
Current income taxes	(799)	16	(799)	16
Other items not involving cash	308	4,444	4,385	1,625
Changes in non-cash operating working capital	(17,269)	882	(17,131)	1,011

Cash provided by operating activities	$12,079	$33,640	$12,079	$33,640

Three Months Ended March 31, 2005 compared to the Three Months Ended March 31, 2004

Revenues

        Consolidated revenues for the three months ended March 31, 2005 were $212.6 million compared to $200.2 million for the three months ended March 31, 2004, an increase of $12.4 million or 6.2%.

        Advertising revenues were $147.2 million for the three months ended March 31, 2005, an increase of $10.2 million or 7.4%, from $137.0 million for the three months ended March 31, 2004. Advertising revenues for the Urban Daily Group increased $5.6 million or 5.7% to $103.6 million for the three months ended March 31, 2005, due to strength in local advertising, which increased 8.7% compared to the prior year, as well as increased advertising revenues from the Company's free daily commuter publications. However, this was partly offset by softness in national advertising revenues, which declined 7.8% compared to the same period last year. During the quarter, management continued its strategy of improving advertising rates in all markets. Average advertising rates increased by 2.3% for the urban paid daily newspapers.

        Advertising revenues in the Community Group increased $4.6 million or 11.8% to $43.7 million in the three months ended March 31, 2005, compared to the same period in the prior year due to strength in all provinces in which the Community Group operates.

        Circulation revenues were $41.7 million for the three months ended March 31, 2005, a decrease of $0.2 million or 0.5%, from $41.9 million for the three months ended March 31, 2004. Circulation revenues in five of the Company's eight urban daily newspapers improved compared to the first quarter of 2004. For the three months ended March 31, 2005, the average paid circulation of the eight urban daily newspapers declined 4.6% from the prior year due mainly to the National Hockey League strike and cover price increases in the fourth quarter of 2004 in select urban markets, including Toronto and Montreal.

        Distribution, commercial printing and other revenues were $23.7 million for the three months ended March 31, 2005, an increase of $2.4 million or 11.3%, from $21.3 million for the three months ended March 31, 2004, primarily due to increased business in flyers and preprinted inserts.

Operating Expenses

        Wages and employee benefits expenses were $87.1 million for the three months ended March 31, 2005, an increase of $5.4 million or 6.5%, from $81.8 million for the three months ended March 31, 2004. The increase in wages and employee benefits expenses was the result of normal wage increases as well as new publications acquired and launched over the past year. In addition, the Company incurred stock compensation expense of $1.1 million during the three months ended March 31, 2005, compared to a negligible amount during the same period last year.

        Newsprint expenses were $24.7 million for the three months ended March 31, 2005 and 2004. Newsprint prices remained flat during the three months ended March 31, 2005, compared to the three months ended March 31, 2004. The increase in the volume of newsprint used for commercial printing and additional advertising volumes was mostly offset by the decline in newspaper circulation.

        Other operating expenses were $59.1 million for the three months ended March 31, 2005, an increase of $5.1 million, or 9.4%, from $54.0 million for the three months ended March 31, 2004. The increase was due mainly to higher circulation costs from rising fuel prices, increased promotions to support the Company's circulation base and higher professional fees relating to compliance with the Sarbanes-Oxley Act. Quebecor Media management fees were also $0.7 million higher than the prior year.

Adjusted EBITDA

        Adjusted EBITDA was $41.7 million for the three months ended March 31, 2005, an increase of $1.9 million or 4.8%, from $39.7 million for the three months ended March 31, 2004. The increase in adjusted EBITDA was due to the increase in revenues, partly offset by higher wages and other operating expenses.

        Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of total revenues. The Company's Adjusted EBITDA margin for the three months ended March 31, 2005 was 19.6% compared to 19.9% for the three months ended March 31, 2004.

Depreciation and Amortization

        Depreciation and amortization was $6.4 million for the three months ended March 31, 2005 and 2004.

Financial Expenses, Dividend Income, Interest on Convertible Obligations and Income Taxes

        Financial expenses for the three months ended March 31, 2005 were $14.5 million compared to $11.0 million for the three months ended March 31, 2004. During the second quarter of 2004, the Company determined that one of its financial instruments was no longer effective. Accordingly, the Company discontinued its application of hedge accounting for that financial instrument and associated debt on April 1, 2004. For the three months ended March 31, 2005, the Company recorded a foreign currency translation loss of $0.4 million on the Company's Senior Notes and a loss on financial instruments of $3.4 million in connection with the Company's ineffective hedge. No comparable gains or losses were recorded for the three months ended March 31, 2004, as all of the Company's hedges were still determined to be effective as at March 31, 2004. Excluding the foreign currency translation loss on the Company's Senior Notes and the loss on financial instruments recorded in connection with the Company's ineffective hedge, financial expenses decreased by $0.4 million compared to the prior year due to lower variable interest rates.

        Sun Media earned dividend income of $37.5 million on its investment in Quebecor Media preferred shares during the three months ended March 31, 2005 compared to $38.1 million during the three months ended March 31, 2004. Concurrently, Sun Media incurred interest expense of $36.4 million on its convertible obligations to Quebecor Media during the three months ended March 31, 2005 compared to $37.1 million during the same period last year. The decline in dividend income and interest expense resulted primarily from a decline in the dividend and interest rates, respectively, on a portion of the Quebecor Media preferred shares and the Company's convertible obligations in January 2005.

        Sun Media's income tax recovery was $3.2 million for the three months ended March 31, 2005 compared to $4.8 million for the three months ended March 31, 2004. Excluding the non-taxable dividend income of $37.5 million and $38.1 million, respectively, the effective tax rate decreased to 20.4% in the three months ended March 31, 2005 from 32.2% in the three months ended March 31, 2004. The current period's effective tax rate is lower as the Company did not record taxes on the capital portion of its loss on financial instruments and its foreign currency translation loss relating to Sun Media's ineffective hedge.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

        Cash provided by operations before changes in non-cash operating working capital was $32.8 million compared to $29.3 million in the prior year. The increase of $3.5 million was mainly due to an increase in adjusted EBITDA of $1.9 million, lower current taxes of $0.8 million and lower interest expense of $0.4 million.

        Non-cash operating working capital increased by $0.9 million for the three months ended March 31, 2005 compared to a reduction of $17.3 million in the same period last year. During the fourth quarter of 2004, the Company prepaid certain of its newsprint purchases, resulting in significantly lower newsprint payments in the first quarter of 2005 compared to the same period last year. In addition, the Company had higher accounts receivable as at March 31, 2005 compared to March 31, 2004 due to strong revenue growth during the first quarter of 2005.

Financing Activities

        Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, since 2001, Sun Media has entered into certain transactions involving the purchase of preferred shares with its parent, Quebecor Media, and the issuance of convertible obligations to Quebecor Media that have the effect of consolidating tax losses within Quebecor Media. These transactions significantly reduce Sun Media's income tax obligation, since the interest expense on the convertible obligations is deductible for income tax purposes, while the dividend income on the Quebecor Media preferred shares is not taxable. On January 14, 2005, Sun Media sold $150.0 million of its investment in Quebecor Media preferred shares and used the proceeds to redeem $150.0 million of its convertible obligations. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $255.0 million. The Company used the proceeds from the issuance of this convertible obligation issue to invest in an additional $255.0 million of Quebecor Media preferred shares. The Company anticipates these transactions will eliminate the majority of its current income tax obligations in 2005.

        In January 2005, Sun Media made a scheduled debt repayment of US$0.6 million (Cdn$0.9 million) on its term loan B credit facility. At March 31, 2005, the aggregate amount outstanding under the term loan B credit facility was US$200.4 million.

        During the first quarter of 2005, the Company paid dividends of $65.5 million to Quebecor Media, in connection with its ownership of 1,261,000 common shares, compared to $43.7 million during the same period in the prior year.

Investing Activities

        Effective March 2, 2005, the Company acquired 100% of the outstanding shares of London Publishing Limited, which owns The Londoner, a free weekly publication located in London, Ontario. Total cash consideration for the purchase was $0.8 million, including acquisition costs.

        Capital expenditures declined to $2.6 million in the three months ended March 31, 2005 from $3.7 million in the three months ended March 31, 2004. During the quarter, the Company spent approximately $0.9 million on production-related equipment, including $0.4 million towards upgrading its printing facility in Leduc, Alberta. In aggregate, the Company expects to incur a total of $2.6 million on this upgrade. The Company also spent $0.4 million during the first quarter of 2005 on a call centre located in Kanata, Ontario. The Company expects to spend $1.5 million in aggregate on the call centre, which will serve its English urban daily paid newspapers.

Financial Position

        As at March 31, 2005, Sun Media had bank indebtedness of $2.9 million. However, at that date, the Company also had $72.8 million of unused credit available from its $75.0 million revolving credit facility.

        As at March 31, 2005, the total long-term debt, including the current portion, was $489.0 million. This represents an increase in debt of $4.7 million from the December 31, 2004 balance of $484.3 million. The increase was due primarily to a decline in the value of the Canadian dollar relative to the U.S. dollar during the first quarter of 2005. The increase in the carrying value of the debt was substantially offset by the decrease in its obligation on financial instruments used to hedge the debt recorded in other liabilities.

        Sun Media believes that cash flow from operations and available sources of financing will be sufficient to cover cash requirements for working capital, capital expenditures, interest payments and scheduled debt repayments.

FORWARD-LOOKING STATEMENTS

        Except for historical information contained herein, certain statements in this document may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause Sun Media's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for Sun Media's products, changes in cost and availability of raw materials and equipment, changes in government regulations, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands of Canadian dollars)

	Three months ended
	March 31, 2004	March 31, 2005
	(restated — note 2)
REVENUES	$200,215	$212,597
OPERATING EXPENSES
Wages and employee benefits	81,753	87,107
Newsprint	24,714	24,722
Other operating expenses	54,003	59,098

	160,470	170,927
OPERATING INCOME BEFORE THE UNDERNOTED	39,745	41,670
Financial expenses (note 7)	10,973	14,446
Dividend income (note 4)	(38,147)	(37,457)
Interest on convertible obligations (note 4)	37,080	36,383
Depreciation and amortization	6,444	6,365

	16,350	19,737
INCOME BEFORE INCOME TAXES, EQUITY LOSS & NON-CONTROLLING INTEREST	23,395	21,933
Income tax recovery	(4,757)	(3,162)
Equity loss on investment in Toronto 1	—	429
Non-controlling interest	257	326

NET INCOME	$27,895	$24,340

See accompanying notes to consolidated financial statements.

\

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
(Unaudited)
(In thousands of Canadian dollars)

	Capital Stock	Retained Earnings	Total Shareholder's Equity
			(restated — note 2)
BALANCE — DECEMBER 31, 2003	$301,801	$32,459	$334,260
Net income	—	27,895	27,895
Dividends on capital stock	—	(43,687)	(43,687)

BALANCE — MARCH 31, 2004	$301,801	$16,667	$318,468

BALANCE — DECEMBER 31, 2004	$301,801	$55,348	$357,149
Net income	—	24,340	24,340
Dividends on capital stock	—	(65,481)	(65,481)

BALANCE — MARCH 31, 2005	$301,801	$14,207	$316,008

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of Canadian dollars)

	Three months ended
	March 31, 2004	March 31, 2005
	(restated — note 2)
CASH PROVIDED BY (USED IN) OPERATIONS:
OPERATING
Net income	$27,895	$24,340
Items not involving cash:
Depreciation of property, plant and equipment	5,815	5,701
Amortization of other assets	629	664
Future income taxes	(5,556)	(3,146)
Non-controlling interest	257	326
Equity loss on investment in Toronto 1	—	429
Net loss on foreign currency translation and financial instruments	—	3,988
Other	308	456

	29,348	32,759
Changes in non-cash operating working capital	(17,269)	882

Cash provided by operating activities	12,079	33,640
FINANCING
Increase in bank indebtedness	—	2,947
Redemption of convertible obligations (note 4)	(450,000)	(150,000)
Issuance of convertible obligations (note 4)	—	255,000
Repayment of long-term debt	(873)	(873)
Dividends on capital stock	(43,687)	(65,481)
Other	(100)	(399)

Cash provided by (used in) financing activities	(494,660)	41,194
INVESTING
Decrease in short-term investments	11,729	—
Acquisitions (note 3)	—	(837)
Additions to property, plant and equipment	(3,651)	(2,595)
Proceeds from disposal of property, plant and equipment	181	—
Disposal of preferred shares of Quebecor Media Inc. (note 4)	450,000	150,000
Investment of preferred shares of Quebecor Media Inc. (note 4)	—	(255,000)
Other	(1,520)	4

Cash provided by (used in) investing activities	456,739	(108,428)
DECREASE IN CASH AND CASH EQUIVALENTS	(25,842)	(33,594)
CASH AND CASH EQUIVALENTS — BEGINNING OF PERIOD	29,288	33,594

CASH AND CASH EQUIVALENTS — END OF PERIOD	$3,446	$—

SUPPLEMENTAL INFORMATION
Changes in non-cash operating working capital:
Accounts receivable	$13,067	$7,555
Inventories	345	1,833
Accounts payable	(17,413)	(5,335)
Accrued liabilities	(12,648)	(349)
Dividend income receivable from Quebecor Media Inc.	62,045	34,378
Interest expense payable to Quebecor Media Inc.	(60,307)	(33,441)
Other	(2,358)	(3,759)

	$(17,269)	$882

Cash interest payments	$17,563	$16,513
Cash interest receipts	$253	$299
Cash tax payments	$1,829	$1,831
Cash tax receipts	$236	$9

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars except for share information)

	December 31, 2004	March 31, 2005
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$33,594	$—
Accounts receivable, net of allowance for doubtful accounts (December 31, 2004 — $5,027; March 31, 2005 — $5,395)	123,576	116,021
Dividend income receivable from Quebecor Media Inc. (note 4)	67,151	32,773
Inventories	11,699	9,866
Prepaid expenses	4,909	6,051
Future income taxes	5,697	5,697

TOTAL CURRENT ASSETS	246,626	170,408
INVESTMENT IN QUEBECOR MEDIA INC. (note 4)	1,140,000	1,245,000
INVESTMENT IN TORONTO 1	11,528	11,099
PROPERTY, PLANT AND EQUIPMENT	186,392	183,330
GOODWILL (notes 3 and 8)	764,865	755,672
FUTURE INCOME TAXES	29,732	30,188
OTHER ASSETS	34,788	34,008

TOTAL ASSETS	$2,413,931	$2,429,705

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$—	$2,947
Accounts payable	23,977	18,642
Accrued liabilities	98,250	97,901
Income and other taxes payable	6,766	5,280
Interest expense payable to Quebecor Media Inc. (note 4)	65,270	31,829
Deferred subscription revenue	18,807	19,086
Current portion of long-term debt	2,765	2,795

TOTAL CURRENT LIABILITIES	215,835	178,480
LONG-TERM DEBT	481,559	486,191
FUTURE INCOME TAXES	41,136	28,246
OTHER LIABILITIES	176,283	173,884
NON-CONTROLLING INTEREST	1,969	1,896
CONVERTIBLE OBLIGATIONS (note 4)	1,140,000	1,245,000

TOTAL LIABILITIES	2,056,782	2,113,697
SHAREHOLDER'S EQUITY
Capital stock	301,801	301,801
— Authorized:
10,000,000,000 Voting Class A common shares, nil par value
10,000,000,000 Non-voting, redeemable Class B preferred shares, nil par value
10,000,000,000 Class C preferred shares issuable in series, nil par value
— Issued and outstanding at December 31, 2004 and March 31, 2005:
1,261,000 Voting Class A common shares
Retained earnings	55,348	14,207

TOTAL SHAREHOLDER'S EQUITY	357,149	316,008

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,413,931	$2,429,705

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Canadian dollars except for share information)

NATURE OF BUSINESS

The primary operation of Sun Media Corporation ("Sun Media" or "the Company") is newspaper publishing. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada. Sun Media is also active in the newspaper and magazine distribution business. In addition, Sun Media provides a range of commercial printing and other related services to third parties through its national network of production and printing facilities. Sun Media also owns a 25% interest in Toronto 1, a general interest television station in Toronto, Ontario.

1. BASIS OF PRESENTATION

These unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada. Sun Media has used the same accounting policies described in the Company's latest audited annual consolidated financial statements. However, these unaudited consolidated financial statements do not include all the disclosures required under generally accepted accounting principles in Canada and accordingly should be read in conjunction with Sun Media's latest audited annual consolidated financial statements and notes thereto. These interim consolidated financial statements reflect all normal and recurring adjustments, which are in the opinion of management, considered necessary for fair presentation. The results of operations for the interim periods should not be considered indicative of the results to be expected for the full year due to the seasonality of Sun Media's business. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollar and US$ are to the currency of the United States.

Certain comparative figures for the previous period have been reclassified to conform with the current period's presentation.

2. RECENT ACCOUNTING STANDARDS

The Company recently adopted the following accounting standard:

Financial Instruments — Presentation and Disclosure

In November 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3860, Financial Instruments — Presentation and Disclosure, to require obligations that may be settled at the issuer's option, with a variable number of the issuer's own equity instruments, to be presented as liabilities. The new standard is effective for fiscal years beginning on or after November 1, 2004, but early adoption is encouraged. Effective April 1, 2004, Sun Media early adopted the revised standards of Handbook Section 3860 and retroactively applied this accounting standard to the comparable periods of the prior years. Accordingly, for the three months ended March 31, 2004, the Company's interest on the convertible obligations of $37,080 and related income tax recovery of $12,237, previously reflected in the Consolidated Statements of Shareholder's Equity, were reclassified to the Consolidated Statements of Income.

3. ACQUISITIONS

The Londoner

Effective March 2, 2005, the Company acquired 100% of the outstanding shares of London Publishing Limited, which owns The Londoner, a free weekly publication located in London, Ontario. Total cash consideration for the purchase was $837, including acquisition costs. The Company used the purchase method to account for the acquisition and, therefore, the operating results reflect the revenues and expenses of the acquired operation from the date of acquisition. The assets acquired and liabilities assumed were recorded at their fair value on March 2, 2005, subject to final working capital adjustments.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Canadian dollars except for share information)

The purchase price was allocated to assets and liabilities, subject to final adjustments, as follows:

Non-cash working capital	$(214)
Property, plant and equipment	44
Goodwill	1,007

Total net assets acquired	$837

The purchase and sale agreement includes a price adjustment clause, which requires Sun Media to make additional payments if certain financial objectives are achieved. The Company has not recorded a liability associated with this price adjustment clause, as it is unable to estimate potential payments pertaining to this clause.

4. INVESTMENT IN QUEBECOR MEDIA INC. AND CONVERTIBLE OBLIGATIONS

On January 14, 2005, Sun Media sold $150,000 of its investment in the Cumulative First Preferred Shares of Quebecor Media, Sun Media's parent company, and used the proceeds to redeem $150,000 of its convertible obligations. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $255,000 ("2020 Convertible Obligation Issue"). This new convertible obligation matures on January 14, 2020, bears interest at 10.5% payable semi-annually and otherwise has terms and conditions substantially similar to its existing convertible obligations. The Company used the proceeds from the issuance of the 2020 Convertible Obligation Issue to invest in an additional $255,000 of Quebecor Media preferred shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its existing preferred shares in Quebecor Media. As a result of the transactions completed on January 14, 2005, the Company's investment in Quebecor Media preferred shares and the principal balance of its convertible obligations was $1,245,000 as at March 31, 2005.

The following tables summarize the Company's issuance of convertible obligations, and investments in Quebecor Media preferred shares:

	Convertible Obligation Issue
	2007	2008	2020	Total
Issue or Redemption Date
Balance — January 1, 2004	$1,335,000	$255,000	$—	$1,590,000
January 14, 2004	(450,000)	—	—	(450,000)

Balance — March 31, 2004 and December 31, 2004	885,000	255,000	—	1,140,000
January 14, 2005	(150,000)	—	255,000	105,000

Balance — March 31, 2005	$735,000	$255,000	$255,000	$1,245,000

	Quebecor Media Preferred Shares
	12.5% Series A	10.85% Series F	Total
Issue or Redemption Date
Balance — January 1, 2004	$1,590,000	$—	$1,590,000
January 14, 2004	(450,000)	—	(450,000)

Balance — March 31, 2004 and December 31, 2004	1,140,000	—	1,140,000
January 14, 2005	(150,000)	255,000	105,000

Balance — March 31, 2005	$990,000	$255,000	$1,245,000

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Canadian dollars except for share information)

During the three months ended March 31, 2005, dividends of $37,457 (2004 — $38,147) were declared on the Cumulative First Preferred Shares of Quebecor Media. Sun Media received payments of dividend income of $71,835 (2004 — $100,192) from Quebecor Media during the three months ended March 31, 2005. As at March 31, 2005 the unpaid dividend receivable from Quebecor Media was $32,773 (December 31, 2004 — $67,151).

During the three months ended March 31, 2005, the interest expense on the convertible obligations amounted to $36,383 (2004 — $37,080). The total interest paid on the convertible obligations for the three months ended March 31, 2005 was $69,824 (2004 — $97,387). As at March 31, 2005, the unpaid interest on the convertible obligations was $31,829 (December 31, 2004 — $65,270).

5. STOCK-BASED COMPENSATION

In fiscal 2002, Quebecor Media established a stock option plan (the "QMI Plan"). Under the QMI Plan, 6,185,714 common shares of Quebecor Media were set aside for officers, senior employees and other key employees of Quebecor Media and its subsidiaries. During the three months ended March 31, 2005, 30,147 stock options were issued to eligible employees of Sun Media exercisable at a price of $27.86 per share. As at March 31, 2005, there were a total of 771,740 options outstanding (March 31, 2004 — 741,593) and 221,279 options vested (March 31, 2004 — 24,334).

During the three months ended March 31, 2005, the Company incurred stock compensation expense of $1,065 (2004 — $27).

6. EMPLOYEE FUTURE BENEFITS

The Company maintains defined benefit and contribution pension plans for its employees. The total benefit cost of these employee future benefit plans is as follows:

	Three months ended
	March 31, 2004	March 31, 2005
Defined contribution pension plans	$860	$813
Defined benefit pension plans	2,052	1,955
Other benefit plans	515	538

Total benefit cost	$3,427	$3,306

7. FINANCIAL EXPENSES

	Three months ended
	March 31, 2004	March 31, 2005
Interest on long-term debt	$10,264	$9,968
Loss on financial instruments	—	3,388
Foreign currency translation loss on a portion of Senior Notes	—	444
Amortization of deferred asset relating to ineffective hedge	—	156
Amortization of deferred financing costs	349	350
Other	360	140

Total financial expenses	$10,973	$14,446

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Canadian dollars except for share information)

8. INCOME TAXES

During the three months ended March 31, 2005, the Company determined that a future income tax liability of $10,200 recorded on the acquisition of Sun Media Corporation on January 7, 1999, was no longer required. Accordingly, the benefit recognized on the reversal of this liability was applied against the unamortized goodwill relating to the acquisition.

9. SEGMENTED INFORMATION

Management has reviewed the requirements of CICA Handbook 1701, Segment Disclosures, and determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that Sun Media's newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Canadian dollars except for share information)

  10.
  MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada which are different in some respects from those applicable in the United States, as described below. The following tables set forth the impact of material differences between GAAP in Canada and GAAP in the United States on Sun Media's consolidated financial statements, including disclosures that are required under GAAP in the United States.

	Three months ended
Consolidated Statements of Income	March 31, 2004	March 31, 2005
Net income per Canadian GAAP	$27,895	$24,340
Adjustments:
Pension and post-retirement benefits (i)	(138)	(129)
Derivative financial instruments (iii)	(4,077)	2,819
Income taxes on U.S. adjustments	45	43

Net income per U.S. GAAP	$23,725	$27,073

	Three months ended
Consolidated Statements of Comprehensive Income (v)	March 31, 2004	March 31, 2005
Comprehensive income:
Net income as adjusted per U.S. GAAP	$23,725	$27,073
Pension and post-retirement benefits (i)	268	1,856
Derivative financial instruments (iii)	722	862
Income taxes on comprehensive income	(91)	(612)

Comprehensive income per U.S. GAAP	$24,624	$29,179

Accumulated other comprehensive income	March 31, 2004	March 31, 2005
Cumulative adjustments:
Pension and post-retirement benefits (i)	$(6,091)	$(7,347)
Derivative financial instruments (iii)	568	(1,539)
Income taxes on comprehensive income	2,186	3,343

Accumulated other comprehensive income per U.S. GAAP	$(3,337)	$(5,543)

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Canadian dollars except for share information)

Consolidated Shareholder's Equity	December 31, 2004	March 31, 2005
Shareholder's Equity per Canadian GAAP	$357,149	$316,008
Cumulative Adjustments:
Pension and post-retirement benefits (i)	(5,658)	(3,931)
Restructuring charges (ii)	(6,981)	(6,981)
Derivative instruments (iii)	(1,274)	2,407
Income taxes on U.S. adjustments	4,639	4,070

Shareholder's Equity per U.S. GAAP	$347,875	$311,573

	December 31, 2004		March 31, 2005
Consolidated Balance Sheet Data	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
Current assets	$246,626	$246,626	$170,408	$170,408
Goodwill	764,865	760,200	755,672	751,007
Future income tax asset	29,732	29,732	30,188	30,188
Other assets	34,788	22,563	34,008	21,896
Current liabilities	215,835	215,835	178,480	178,480
Future income tax liability	41,136	38,812	28,246	26,493
Long-term debt	481,559	452,421	486,191	453,551
Convertible obligations	1,140,000	1,140,000	1,245,000	1,245,000
Other liabilities	176,283	200,129	173,884	195,935
Total shareholder's equity	357,149	347,875	316,008	311,573

Consolidated Statement of Cash Flows

The disclosure of a subtotal of the amount of cash provided by operations before changes in non-cash operating working capital items in the Consolidated Statement of Cash Flows is allowed under Canadian GAAP while it is not allowed under U.S. GAAP.

(i)    Pension and Post-Retirement Benefits

The accounting requirements for pension and post-retirement benefits under Canadian and U.S. GAAP are similar in most respects. However, because the new Canadian Section 3461 was adopted retroactively on January 1, 2000, liabilities and assets recorded under Canadian GAAP are different from U.S. GAAP, as a result of unrecognized actuarial gains or losses existing at the date of implementation under U.S. GAAP. These gains or losses are being amortized over the estimated average remaining service life of the employees.

Under U.S. GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in other assets to the extent an unrecognized prior service cost exists, and the excess is reported in other comprehensive income as a separate component of shareholder's equity.

In addition, under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess, if any, of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Canadian dollars except for share information)

(ii)   Restructuring Charges

In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under U.S. GAAP.

(iii)  Derivative Financial Instruments

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for speculative trading purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedging transactions. This process includes linking all derivatives to specific assets and liabilities or to specific firm commitments. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Company enters into cross currency and interest rate agreements to hedge its long-term debt. Each of the Company's hedging relationships is formally documented and subject to an effectiveness test at the beginning of the relationship and subsequently on a quarterly basis for reasonable assurance that they are and will continue to be effective.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended ("FAS 133"). FAS 133 establishes accounting and reporting standards for financial instruments and hedging activities and requires that all financial instruments be recorded at fair value on the Consolidated Balance Sheet.

For derivative financial instruments that are determined to be effective and which qualify as cash flow hedges, changes in the derivative financial instrument's fair values are deferred and recorded as a component of "Accumulated Other Comprehensive Income" until the underlying hedged transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from "Accumulated Other Comprehensive Income" to the Consolidated Statement of Income on the same line as the underlying hedged transaction. The ineffective portion of a derivative financial instrument's change in fair value is recognized immediately in earnings.

For derivative financial instruments that are determined to be effective and which qualify as fair value hedges, changes in the derivative financial instrument's fair values are offset in the Consolidated Statement of Income against the changes in the fair value of the hedged asset or liability due to the hedged risks.

(iv)  Comprehensive Income

Comprehensive income is measured in accordance with Financial Accounting Standards No. 130, Reporting Comprehensive Income. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder's equity and the accrued benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets, the net gain or loss on derivative instruments designated as cash flow hedges, and translation adjustments on foreign operations net of taxes.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
Date: May 24, 2005
	By:	/s/ KIN-MAN LEE Name: Kin-Man Lee Title: Vice President and Chief Financial Officer

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SUN MEDIA CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FIRST QUARTER 2005
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF INCOME (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED BALANCE SHEETS (In thousands of Canadian dollars except for share information)
SUN MEDIA CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (In thousands of Canadian dollars except for share information)
SUN MEDIA CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (In thousands of Canadian dollars except for share information)
SUN MEDIA CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (In thousands of Canadian dollars except for share information)
SUN MEDIA CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (In thousands of Canadian dollars except for share information)
SUN MEDIA CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (In thousands of Canadian dollars except for share information)
SUN MEDIA CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (In thousands of Canadian dollars except for share information)
SUN MEDIA CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (In thousands of Canadian dollars except for share information)
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